Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”)
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

Item 2	Date of Material Change

February 8, 2010

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on February 8, 2010.

Item 4	Summary of Material Change

Hydrogenics will implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market (“NASDAQ”). The consolidation will be effective as of March 12, 2010, and will be implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares.

Item 5	Full Description of Material Change

On February 8, 2010, Hydrogenics announced that it will implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ. The consolidation will be effective as of March 12, 2010, and will be implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares.

Subject to regulatory approval, Hydrogenics’ common shares, listed on the NASDAQ and the Toronto Stock Exchange (“TSX”), will begin trading on a consolidated basis when the NASDAQ and TSX open on March 12, 2010. The consolidation will reduce the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.

Registered shareholders of Hydrogenics will receive instructions by mail on how to obtain a new share certificate representing their consolidated common shares. No fractional shares will be issued as a result of the consolidation. If the consolidation results in a registered shareholder having a fractional interest of less than a whole share, such fractional interest will be rounded down to the nearest whole number. Hydrogenics shares held through a broker, bank, trust company, nominee or other financial intermediary will be adjusted by that firm.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

	Telephone:	(905) 361-3633
	Fax:	(905) 361-3626

Item 9	Date of Report

February 8, 2010